EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-159047, 333-148048 and 333-145300 on Form S-8, Registration Statement No. 333-217016 on Form F-3D and Registration Statement No. 333-224029 on Form F-10 and to the use of our reports dated February 14, 2019 relating to the consolidated financial statements of Yamana Gold Inc. and subsidiaries (“Yamana”) and the effectiveness of Yamana’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Yamana for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 28, 2019